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S 14049903)MMISSION
19

CM

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 2/22/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkadia Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4243 Jackson Street
(No. and Street)

The Plains	VA	20198
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A Bendit — 215-328-3683
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350	Horsham	PA	19044-2360
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/28

OATH OR AFFIRMATION

I, Katherine Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkadia Capital Markets LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
FEB 15 2018
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Katherine Anderson
Signature

FINOP
Title

Bengie Mar S Diamos
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

BERKADIA CAPITAL MARKETS LLC

Financial Statements and Supplementary Information

December 31, 2013

BERKADIA CAPITAL MARKETS LLC
Contents
December 31, 2013

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Auditors' Report

The Member
Berkadia Capital Markets LLC
Horsham, Pennsylvania

Report to the Financial Statements

We have audited the accompanying statement of financial condition of Berkadia Capital Markets LLC as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the period February 22, 2013 (date of initial capitalization) through December 31, 2013 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berkadia Capital Markets LLC as of December 31, 2013, and the results of its operations and its cash flows for the period February 22, 2013 (date of initial capitalization) through December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages eight and nine is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages eight and nine has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages eight and nine is fairly stated in all material respects in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 27, 2014

BERKADIA CAPITAL MARKETS LLC
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$144,888
Prepaid expenses and other assets	10,014
Total assets	$154,902

LIABILITIES AND MEMBER'S EQUITY

Due to Berkadia Commercial Mortgage LLC	$ 40,136
Accrued expenses and other liabilities	11,976
Deferred income	25,000
Total liabilities	77,112
Member's equity	77,790
Total liabilities and member's equity	$154,902

See accompanying notes to financial statements.

BERKADIA CAPITAL MARKETS LLC
Statement of Operations
Period from February 22, 2013 to December 31, 2013

Expenses:	
Professional fees	33,440
Travel, meals and entertainment	9,391
Regulatory fees and expenses	7,305
Rent	6,776
Other operating	15,298
Total expenses	72,210
Net loss	$ (72,210)

See accompanying notes to financial statements.

BERKADIA CAPITAL MARKETS LLC
Statement of Changes in Member's Equity
Period from February 22, 2013 to December 31, 2013

Member's equity, beginning of period	$ -
Member contributions	150,000
Net loss	(72,210)
Member's equity, end of period	$ 77,790

See accompanying notes to financial statements.

BERKADIA CAPITAL MARKETS LLC
Statement of Cash Flows
Period from February 22, 2013 to December 31, 2013

Cash flows from operating activities:	
Net loss	$ (72,210)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses and other assets	(10,014)
Increase in due to Berkadia Commercial Mortgage LLC	40,136
Increase in accrued expenses and other liabilitites	11,976
Increase in deferred income	25,000
Net cash used in operating activities	(5,112)
Cash flows from financing activity:	
Member contributions	150,000
Net increase in cash	144,888
Cash, beginning of period	-
Cash, end of period	$144,888

See accompanying notes to financial statements.

(1) Organization and Operations

Berkadia Capital Markets LLC (the "Company") was formed as a Delaware limited liability company for the purpose of engaging in broker-dealer and related activities pursuant to the Securities Exchange Act of 1934. The Company was initially capitalized on February 22, 2013 and commenced operations as a registered broker-dealer on September 25, 2013. The Company's sole member is Berkadia Proprietary Holding LLC and is indirectly owned equally by Berkshire Hathaway Inc. and Leucadia National Corporation.

The business activities of the Company are limited by the Financial Industry Regulatory Authority, Inc. ("FINRA"). Under the terms of its membership agreement with FINRA, the Company is not permitted to hold customer funds or securities and is only permitted to engage in the private placement of securities as an agent.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes the estimates utilized in preparing the financial statements and accompanying notes are reasonable. Actual results could differ from these estimates and assumptions.

Revenue and Expense Recognition

Revenue is recognized when realized or realizable, and earned. This generally happens when an arrangement exists, services have been rendered, the fee is fixed or determinable, and collectability is reasonably assured. Expenses are recognized when incurred.

Income Taxes

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the income tax returns of Berkshire Hathaway Inc. and Leucadia National Corporation (the "Parents"). The Parents are responsible for paying any tax due.

Accounting Standards Codification Topic 740 ("ASC 740"), Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, ASC 740 provides guidance on de-recognition, classification and disclosure.

The Parents file income tax returns in the U.S. federal jurisdiction and various other state jurisdictions. The Company has not filed any income tax returns as of December 31, 2013 and therefore, has not taken any particular uncertain tax positions.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company utilizes a national bank to maintain its operating cash. At times, such balances may exceed the FDIC insurance limits.

(3) Related Party Transactions

The Company has entered into a third party services agreement with an affiliated entity, Berkadia Commercial Mortgage LLC ("Berkadia"). Berkadia provides certain human resources, information technology, accounting, legal, management, administrative and other support services to the Company for a fixed monthly fee. Total expenses under the agreement for the period ended December 31, 2013 were $2,000. In addition, the Company uses the accounts payable system of Berkadia to process its vendor invoices. Such invoices are paid by Berkadia and billed to the Company on a quarterly basis. The expenses associated with these invoices are recognized by the Company when incurred and the Company reimburses Berkadia on a quarterly basis.

(4) Net Capital Requirements and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2013, the Company had net capital of $67,776, which was $61,262 in excess of its required net capital of $6,514. The Company's aggregate indebtedness was $52,112 and the percentage of aggregate indebtedness to net capital was 76.89%.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i) which relates to the maintenance of special accounts for the exclusive benefit of customers.

(5) Subsequent Events

The Company has evaluated subsequent events from December 31, 2013 through February 27, 2014, the date at which the financial statements were available to be issued. On February 21, 2014, the Company received a $150,000 capital contribution from Berkadia Proprietary Holding LLC.

SUPPLEMENTARY INFORMATION

BERKADIA CAPITAL MARKETS LLC
Supplementary Information
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Net capital:	
Total member's equity	$ 77,790
Deductions from and/or changes to member's equity:	
Nonallowable assets:	
Prepaid expenses and other assets	(10,014)
Total nonallowable assets	(10,014)
Net capital	67,776
Computation of basic net capital requirement:	
Minimum net capital (12.5% of aggregate indebtedness) (a)	6,514
Minimum dollar net capital requirement (b)	5,000
Net capital requirement [greater of (a) or (b)]	6,514
Excess net capital	$ 61,262
Net capital as reported on the Company's amended FOCUS report - Part IIA	$ 67,776
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 52,112
Percentage of aggregate indebtedness to net capital	76.89%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2013, as amended.

BERKADIA CAPITAL MARKETS LLC

Supplementary Information

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company does not carry securities accounts or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

Kreischer Miller
PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 (g)

The Member
Berkadia Capital Markets LLC
Horsham, Pennsylvania

In planning and performing our audit of the financial statements of Berkadia Capital Markets LLC (the Company), as of December 31, 2013 and for the period February 22, 2013 (date of initial capitalization) through December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of December 31, 2013 and for the period February 22, 2013 (date of initial capitalization) through December 31, 2013, and this report does not affect our report thereon dated February 27, 2014. We consider the following deficiency in the Company's internal control to be a material weakness:

Revenue Recognition

The Company began operations during 2013. The Company did not have adequate revenue recognition controls designed to prevent or to detect and correct potential misstatements on a timely basis. Subsequent to the period ended December 31, 2013, management of the Company represented that it had formalized its revenue recognition policies and procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices

and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate, except for the material weakness described above, at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 27, 2014